GIRARD INVESTMENT SERVICES, LLC

Financial Statements and
Supplementary Information

Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934

December 31, 2025

(With Report of Independent Registered
Public Accounting Firm Thereon)

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SEC FILE NUMBER
008-14145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Girard Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

41 West Broad Street
(No. and Street)

Souderton	PA	18964
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Johnson	215-721-2549	johnsond@univest.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

1601 Market Street	Philadelphia	PA	19103-2499
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Geibel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Girard Investment Services, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
David Geibel — Digitally signed by David Geibel Date: 2026.02.19 11:31:51 -05'00'

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GIRARD INVESTMENT SERVICES, LLC

Table of Contents



KPMG LLP
Suite 4000
1735 Market Street
Philadelphia, PA 19103-7501

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Girard Investment Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Girard Investment Services, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 23, 2026

GIRARD INVESTMENT SERVICES, LLC

Statement of Financial Condition

At December 31, 2025

Assets

Cash	$	5,379,880
Investments at fair value		1,587,434
Commissions receivable		153,185
Goodwill		4,253,778
Other assets		189,931
Total assets	$	11,564,208

Liabilities and Member's Equity

Liabilities:		
Accrued wages payable	$	161,451
Accrued federal income taxes payable to Parent		7,094
Other accrued expenses		2,585
Net deferred tax liabilities		337,227
Total liabilities		508,357
Member's equity:		
LLC Member capital		2,000
Additional paid-in capital		5,487,490
Retained earnings		5,566,361
Total member's equity		11,055,851
Total liabilities and member's equity	$	11,564,208

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Operations

Year ended December 31, 2025

Revenue:		
Commission income	$	2,510,302
Dividend income		62,058
Total revenue		2,572,360
Expenses:		
Salaries		848,406
Commissions		468,718
Benefits		256,430
Management fees		261,689
Other		381,212
Total expenses		2,216,455
Income before income taxes		355,905
Income taxes		79,571
Net income	$	276,334

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2025

	LLC Member Capital	Additional Paid-in Capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2024	$ 2,000	$ 5,487,490	$ 5,290,027	$ 10,779,517
Net income	—	—	276,334	276,334
Balance at December 31, 2025	$ 2,000	$ 5,487,490	$ 5,566,361	$ 11,055,851

See accompanying notes to financial statements.

GIRARD INVESTMENT SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2025

Cash flows from operating activities:		
Net income	$	276,334
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		22,293
Deferred tax benefit		(10,246)
Increase in:		
Commissions receivable		22,441
Other assets		21,398
Decrease in:		
Accrued wages payable		(36,752)
Other liabilities		(23,962)
Net cash provided by operating activities		271,506
Cash flows from investing activities:		
Purchases of investments		(62,058)
Capital expenditures		(3,646)
Net cash used in investing activities		(65,704)
Net increase in cash		205,802
Cash – beginning of year		5,174,078
Cash – end of year	$	5,379,880

See accompanying notes to financial statements.

(1) Business Activity

Girard Investment Services, LLC (the Company) is a wholly owned subsidiary of Univest Bank and Trust Co. (the Bank), which is a wholly owned subsidiary of Univest Financial Corporation (the Holding Company). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

(b) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(c) Securities Transactions and Revenue Recognition

Revenue is recognized when the Company's performance obligations under the terms of contracts with customers are satisfied and are based on agreed upon rates. The Company believes that its performance obligation is the sale of the product and as such, is fulfilled on the trade date. Certain commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time which are factors outside the Company's influence. The constraint is overcome when the account value is known, usually monthly, at which point the revenue is recognized. The Company has no deferred revenue with customers as of December 31, 2025.

Revenues from securities transactions are recognized on the trade date based on the size and number of transactions executed at the customer's direction. Commission income and expense related to customers' securities transactions are recorded on a trade date basis as the event occurs and related performance obligations are completed.

(d) Investments at Fair Value

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

(e) Fixed Assets

Fixed assets are stated at cost and include furniture, fixtures and computer software. Depreciation is computed on a straight-line basis over estimated useful lives of three to ten years. At December 31, 2025, the cost of fixed assets was $89,403 with accumulated depreciation of $71,594, which are included net in other assets on the statement of financial condition. Depreciation expense was $22,293 for 2025, which is included in other expenses on the statement of operations. Maintenance and minor repairs are expensed when incurred.

(f) Income Taxes

The Company is a single-member limited liability company (SMLLC) of the Bank and as such is treated as a disregarded entity for federal and state income tax purposes. Federal and state income taxes are calculated based on the SMLLCs activity that is included in the Bank's federal and state income tax returns. The Company settles with the Bank for its share of the federal and state income tax liabilities in accordance with the tax sharing agreement in place with the Bank and Holding Company. At December 31, 2025, the Company had a payable of $7,094 to the Holding Company for income taxes.

(g) Goodwill

The Company has goodwill which is deemed to be an indefinite intangible asset and is not amortized. In accordance with ASC Topic 350, goodwill is tested at least annually for impairment at the reporting unit level. The Company performed its annual test of goodwill for impairment during the fourth quarter of 2025 and concluded there was no impairment of goodwill.

(h) Recent Accounting Pronouncements

Accounting Pronouncements Adopted in 2025

In December 2023, the FASB issued ASU No. 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*". This ASU enhances annual income tax disclosures to address investor requests for more transparency about income tax information through improvements to income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. This ASU became effective on December 15, 2025 for the Company. The adoption of this ASU resulted in updated disclosures within our financial statements but otherwise did not have a material impact on the Company's financial statements.

Recent Accounting Pronouncements Yet to Be Adopted

In November 2024, the FASB issued ASU No. 2024-03, "*Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*". This ASU requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. This ASU is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. The Company does not expect the adoption of this ASU will have a material impact on the Company's financial statements.

(3) Income Taxes

For the year ended December 31, 2025, the Company made payments to the Parent related to the following jurisdictions:

Federal	$	21,000
State		(325)
Income taxes paid, net of refunds received	$	20,675

The Company is treated as a disregarded entity for federal income tax purposes but has elected to include its allocated amount of current and deferred taxes in the consolidated financial statements as if the Company filed a separate federal income tax return. The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns in various jurisdictions. For the year ended December 31, 2025, the current and deferred components of the income tax expense (benefit) from continuing operations are as follows:

	Current		Deferred		Total	
Federal	$	82,814	$	(9,231)	$	73,583
State and local		7,003		(1,015)		5,988
Income tax expense from continuing operations	$	89,817	$	(10,246)	$	79,571

For the year ended December 31, 2025, the Company's domestic income before income taxes was $355,905. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	Percent
U.S. federal regulatory tax rate	$ 74,740	21.0 %
State and local income taxes, net of federal income tax effect [(a)]	4,731	1.3
Nontaxable or nondeductible items	100	—
Effective tax rate	$ 79,571	22.3 %

(a) State taxes in New Jersey made up the majority (greater than 50 percent) of the tax effect in this category.

At December 31, 2025, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the year it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2025.

At December 31, 2025, the consolidated federal income tax returns filed by the Holding Company are generally no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2022.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2025 is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets giving rise to the Company's net deferred tax liability at December 31, 2025, are as follows:

Goodwill	$ (322,879)
Other	(14,348)
Net deferred tax liabilities	$ (337,227)

(4) Agreement with Clearing Broker

The Company has entered into an agreement with Pershing, a clearing broker, to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $30,887 for 2025 which is included in other expenses on the statement of operations. A portion of revenue reported by the Company for 2025 resulted from this relationship. At December 31, 2025, the receivable from the clearing broker was $57,955 which is included in commissions receivable on the statement of financial condition.

A clearing account is required to be held by the clearing broker. At December 31, 2025, the clearing account had a balance of $100,002 which is included in other assets on the statement of financial condition.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2025, the Company did not incur any such expenses, and there was no such liability at December 31, 2025.

(5) Related Party Transactions

The Holding Company, the Bank, and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to the Bank for such services under service fee arrangements. The management fee expense was $261,689 for 2025. At December 31, 2025, the Company had a noninterest bearing deposit account with the Bank with a balance of $5,379,880. During the year ended December 31, 2025, salary expense of $492,056 was allocated to the Company for employees of the Bank and certain other affiliates who provide direct administrative services to the Company.

(6)   Employee Benefits

All employees are covered by the 401(k) deferred salary savings plan of the Holding Company. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $50,076 for 2025 which is included in benefits expense on the statement of operations.

(7)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,361,569 which was $1,311,569 in excess of its required minimum net capital of $50,000. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was .37336 to 1. The SEC requirements also provide that equity capital may not be withdrawn, or cash dividends paid if certain minimum net capital requirements are not met.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. §240.17a-5 claim exemption under Rule 15c3-3.

(8)   Legal Proceedings

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of operations. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

(9)   Commitments and Contingencies

The Company has no material commitments or contingencies.

(10)   Segment Reporting

The Company is a single reportable segment entity. The segment serves a diverse client base of private families and individuals, municipal pension plans, retirement plans, trusts and guardianships.

The Company's chief operating decision maker ("CODM") is the President of the Company. The CODM uses income before taxes to assess the performance of the business and to allocate resources. Additionally, the CODM uses excess net capital (see Note 7 - Net Capital Requirements), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2 - Summary of Significant Accounting Policies.

The Company is required to apply the guidance in ASC 280 and identify significant segment expenses and other segment items for its single reportable segment. Because the CODM is regularly provided with more detailed expense information that what is included on the Company's statement of operations, the Company identifies which of those expenses qualify as significant segment expenses. As the Company operates as a single reportable segment entity, the statement of financial condition is representative of total segment assets. The Company does not have intra-entity sales or transfers.

The following table provides financial information with respect to the Company's single operating segment for the year ended December 31, 2025 and reconciles to the statement of operations.

	Wealth Management
Commission income	$ 2,510,302
Dividend income	62,058
Total revenue	2,572,360
Less: [1]	
Salaries	848,406
Commissions	468,718
Benefits	256,430
Net occupancy	41,129
Equipment	7,587
Data processing	132,465
Professional fees	133,456
Management fees	261,689
Other segment items [2]	66,575
Total expenses	2,216,455
Income before income tax expense	$ 355,905
Reconciliation of profit or loss	
Income tax expense	79,571
Net income	$ 276,334
Capital expenditures	$ 3,646

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.
(2) Other segment items include clearing broker fees and certain overhead expenses.

(11)   Subsequent Events

The Company has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2025 through February 23, 2026, which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

GIRARD INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2025

Total member's equity	$	11,055,851
Deductions:		
Nonallowable assets:		
Goodwill		4,253,778
Other assets		5,393,755
Total nonallowable assets		9,647,533
Other deductions		15,000
Net capital before haircuts on security positions		1,393,318
Haircuts on security positions		31,749
Net capital		1,361,569
Computation of basic net capital requirement:		
Minimum net capital required		50,000
Excess net capital	$	1,311,569
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker dealer	$	1,301,569
Aggregate indebtedness	$	508,357
Ratio of aggregate indebtedness to net capital		.37336 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS filing.

See accompanying report of Independent Registered Public Accounting Firm.

GIRARD INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

At December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of Independent Registered Public Accounting Firm.

GIRARD INVESTMENT SERVICES, LLC

Exemption Report

Year ended December 31, 2025

Girard Investment Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1 to December 31, 2025 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Girard Investment Services, LLC

I, David Geibel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President, Girard Investment Services, LLC

February 23, 2026



KPMG LLP
Suite 4000
1735 Market Street
Philadelphia, PA 19103-7501

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Girard Investment Services, LLC:

We have reviewed management's statements, included in the accompanying Girard Investment Services, LLC Exemption Report (the Exemption Report), in which Girard Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Philadelphia, Pennsylvania
February 23, 2026